

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Zhan Youdai, Chief Executive Officer
SMSA Palestine Acquisition Corp.
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re:** **SMSA Palestine Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 5, 2010**
> **File No. 333-169486**
> **Form 8-K/A filed November 5, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your amended registration statement and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please revise your registration statement as appropriate to include the updated information included in your periodic reports filed after the most recent amendment to your registration statement. These revisions should take into account any comments we have on such periodic reports in this letter. We may have further comment.

2. Please revise to address the material terms of the option agreement between Mr. Cai Yangbo and Mr. Zhan Youdai in the appropriate section(s) of the prospectus.

Prospectus Summary, page 3

3. We note your response to comment six of our letter dated October 15, 2010. Please clarify here, and elsewhere as necessary, the context in which the China Bamboo Industry Association stated that you were one of the largest producers of bamboo shoot food producers in China. Furthermore, revise to include the date such determination was made.

Risk Factors, page 8

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

4. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

5. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

6. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c) the nature of his or her contractual or other relationship to you;
   d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

7. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   a) the name and address of the accounting firm or organization;
   b) the qualifications of their employees who perform the services for your company;
   c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   d) how many hours they spent last year performing these services for you; and
   e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

8. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
   a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   b) how many hours they spent last year performing these services for you; and
   c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

9. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

10. We note your response to comment seven of our letter dated October 15, 2010 and reissue that comment in part. Please provide English translations of the trademarks you have applied for, as indicated in the third risk factor on page nine, and the names you currently use to market and sell your products, as listed in the last risk factor on page 11.

Our Business, page 23

11. We note your response to comment nine of our letter dated October 15, 2010 where you change on page 26 the reference regarding the Japanese origins of your advanced processing and test equipment from "most of" to "some of". Please clarify from where

you source the remainder of your advanced processing and test equipment given the stated importance of such equipment on your operations.

12. We note your revised disclosure in response to comment 18 of our letter dated October 15, 2010 in the first sentence under Organic Bamboo Shoot Products on page 25 and in the first sentence of the second paragraph under Fresh Vegetables and Fruits on page 26. It remains unclear what "capable of being certified" or "satisfy all requirements of certification" means in relation to other products. For example, it is unclear whether such products are eventually certified and if there is any distinction between being in the process of certification and these standards.

13. We note your statement in the last sentence of the first paragraph under Organic Bamboo Shoot Products that "[b]ased upon China Customs statistics, we believe we are one of the leading bamboo shoot producers in China." Please revise here and elsewhere as appropriate to provide quantitative disclosure regarding these statistics and your position within the bamboo shoot production market in China.

14. We note your revised disclosure in the third paragraph after the bullet points on page 28 in response to comment 22 of our letter dated October 15, 2010. Please put your statement about the 15 production lines granted a JAS certificate into context by describing the number of production lines not receiving such a certificate.

15. We note your response to comment 24. Please revise to briefly address your response in Research and Development section.

16. We note your added disclosure on page 29 in response to comment 25 of our letter dated October 15, 2010 and reissue that comment in part. Please clarify who owns any patents applied for by Fuzhou University and how the jointly owned property rights of research results will be administered with Fujian Agricultural University.

17. Please briefly address the "knowledge areas relevant to the company" in which Wuyi University trains its students.

18. Summarize briefly the types of arrangements and material terms of the partnerships you have with the "many research institutes and universities" not described already in this section. For example, describe if it is standard practice for you to enter into intellectual property sharing arrangements with such institutes and universities.

19. We note your response to comment 26. Please revise your disclosure to clarify the basis for your statement that "we are targeting 65% gross margins for high PH bamboo …."

20. We note your response to comment 27 of our letter dated October 15, 2010. Please revise to list any "major global retailers" you have existing relationships with and whether your ongoing negotiations with any of these "major global retailers" would result in the

expansion of your business beyond China and Japan. Furthermore, discuss the progress of these negotiations in more detail.

21. We note your revised disclosure under Brand Strategy on page 30 in response to comment 28 of our letter dated October 15, 2010. Please revise to briefly clarify which of your products benefit from the promotion of "food containing crude fiber."

22. We note your added disclosure under Competition on page 30 in response to comment 29 of our letter dated October 15, 2010. Please provide the basis for your conclusion that you compete favorably in all competitive factors except price, for which you are "roughly average." Further, describe any variations in your competitiveness across your primary product lines.

Corporate Structure and History, page 36

23. We note your response to comment 35 of our letter dated October 15, 2010 and reissue that comment. Please revise your disclosure in the penultimate paragraph of page 37 to provide the names of the institutional investors and placement agents described to us supplementally.

24. We note your response to comment 36 of our letter dated October 15, 2010 and reissue that comment in part. It appears that you have not revised the discussion about warrants and their underlying common stock in the penultimate paragraph of page 38 and the third paragraph of page 55, as indicated in your response to our comment. Please revise as appropriate or advise.

25. Please revise your disclosure to address the changes in the corporate structure of the operating companies prior to and in connection with the exchange agreement. We note your disclosure in the financial statements on page F-81 regarding the change in group structure for the purpose of the share exchange. Address the transaction whereby Cai Yangbo obtained control of the company. Also address the option agreement between Cai Yangbo and Zhan Youdai. We may have further comment.

Management's Discussion and Analysis, page 38

Overview, page 38

26. Please expand to address the new geographic areas that the company intends to expand into and your anticipated timing of the expansions.

Results of Operations, page 39

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008, page 41

27. Please revise your discussion of Gross Profit and Gross Margin to describe the effect of the increase in average sales prices in the Chinese domestic market in relation to the increased export sales prices to the Japanese market.

Liquidity and Capital Resources, page 43

28. We note your response to comment 48 of our letter dated October 15, 2010. Please include, under Cash Flow for Operating Activities on page 43, a brief description of the reason for this change in advance receipts, as described to us supplementally.

29. Please revise to clarify whether the various financing agreements and their covenants will have an effect on your liquidity and capital resources.

30. Please revise to address whether the companies noted in the various financing arrangements are in compliance with the financing covenants.

31. Furthermore, please revise your discussion on page 45 to disclose the principal amounts of these financing arrangements in US dollars in order to facilitate understanding of the relationship between your tabular disclosure and narrative disclosure on page 45.

32. Please confirm whether the Deposit Pledge Contract described in the last bullet point on page 45 is the same as the Margin Collateral Contract filed with your registration statement as exhibit 10.28. If so, please revise as appropriate to clarify.

Capital Resources, page 46

33. We note your added disclosure in the third paragraph of this section in response to comment 47 of our letter dated October 15, 2010. Please reconcile the $452,000 potential liability described in that paragraph to the $1,098,460 figure provided in the second paragraph under Full-time Employees on page 21.

Executive Compensation, page 52

34. We note your response to comment 56 of our letter dated October 15, 2010 and reissue that comment. Please revise to present Item 402 of Regulation S-K disclosure regarding the operating company or advise us in detail why the disclosure is not required to be provided.

Security Ownership of Certain Beneficial Owners and Management, page 53

35. Revise to describe the option agreement between Mr. Cai Yangbo and Mr. Zhan which may result in a change in control of the company.

Transactions with Related Persons, page 54

36. We note your response to comment 63 of our letter dated October 15, 2010. Please note that the transaction we were referring to is the one relating to "the Company currently maintaining a mailing address at Unit30, Block 5, 17 Fang Cao Xi Yi Jie, Chengdu, Sichuan Province, China, 610000," which was presented as an exception to your statement that you had no related party transactions or relationships. Please advise us of the details of this transaction.

Financial Statements

37. Please amend the financial statements to provide the proposed disclosure included in the responses to comments 69-71 of your letter dated November 5, 2010. Amend the Form 8-K as well.

38. Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits

39. We note the reference in Exhibit 10.7 to an original "contract" between the parties that governs intellectual property transferring or licensing. Please file this agreement as an exhibit with your next amendment.

Exhibit 5.1 – Legality Opinion

40. Revise the Sheppard, Mullin, Richter & Hampton LLP legality opinion to consent to the reference to the firm in the registration statement.

Form 8-K/A filed November 5, 2010

General

41. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

Item 1.01 Entry into a Material Definitive Agreement
Make Good Escrow Agreement, page 1

42. We read your response to our prior comment 82: however, your response does not

address how any benefit created by your shareholder's actions is reflected in your financial statements. Please tell us how you accounted for the inducement shares and cite the authoritative accounting literature supporting your conclusion.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Front Cover Page

43. It appears that the Commission file number listed here is incorrect. Please revise to include the correct file number of 000-53343.

Condensed Consolidated Financial Statements for the Three and Nine Months Ended September 31, 2010 and 2009
Notes to Condensed Consolidated Financial Statements
Note 5. Trade Receivables, net, page 11

44. We note that your allowance for doubtful accounts decreased from $187,736 to $19,894 between December 31, 2009 and September 30, 2010. Considering the substantial increase in your receivables during these periods and your allowance for doubtful accounts policy as disclosed on page 21, please explain the basis for the decline in the allowance.

45. We note you extend unsecured credit ranging from one to three months in the normal course of business, yet you establish a general allowance equal to 30% of trade receivables due between one and two years and 100% of amounts due over two years. Tell us when you consider receivables past due. Additionally, please explain to us your policy for establishing your general allowance, specifically the timing and percentage of your receivable reserve.

Management's Discussion and Analysis, page 20

Results of Operations, page 24

46. You discuss the business reasons for changes in the various line items of your statements of operations and related sections of your MD&A. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. We direct your attention to specific references to more than one business reason, as well as the use of the term "primarily" in your discussion. Refer to Item 303(a)(3) of Regulation S-K.

47. Please revise to expand each period's comparative discussion of net sales to quantify the amount of increase in sales that is attributable to changes in price and to changes in volume. In addition, expand your disclosure to explain, in detail, the decrease in your

cost of sales as a percentage of net sales.

Liquidity and Capital Resources, page 27

48. Please revise to clarify whether your various financing agreements will have an effect on your liquidity and capital resources.

49. Please revise to address whether the company and its subsidiaries are in compliance with the financing covenants in the various financing agreements.

50. We note that between December 31, 2009 and September 30, 2010, it appears your days' sales outstanding increased significantly. Please revise to update your analysis of the repayment timing for the current period and discuss the reasons why such a trend has been experienced.

51. Please revise to disclose the days' sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Capital Resources, page 29

52. We note the bracketed blank in the third paragraph of this section. Please revise to include the relevant information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: James A. Mercer III, Esq.
        Lian "William" Zheng, Esq.
        Fax: (858) 523-6705